VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

December 30, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Municipal High Income Fund (the “Fund”) series of City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Alison White of the staff of the Securities and Exchange Commission (the "Commission") by telephone on November 15, 2013, regarding Post-Effective Amendment Number 65 to Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 66 under the Investment Company Act of 1940).  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 70 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

1.	Comment: Reconcile the voluntary expense limitations shown in the Prospectus with those shown in the Statement of Additional Information.

Response:  The disclosure has been revised as requested.

2.
Comment:  In the discussion in the Statement of Additional Information regarding the compensation of the Fund’s portfolio manager, disclose the actual benchmark used for purposes of determining the portfolio manager’s bonus.

Response:    The disclosure has been revised as requested.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP